Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and nine-month periods ended on September 30, 2024

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2024	2023	2024	2023
Net revenues	4	709,476	649,334	2,025,563	1,943,356
Cost of sales	5	(582,896)	(581,301)	(1,630,790)	(1,713,658)
Gross profit		126,580	68,033	394,773	229,698

Operating expenses
Selling, general and administrative	5	(29,488)	(33,005)	(93,188)	(93,953)
Mineral exploration and project evaluation	5	(16,064)	(29,553)	(46,773)	(72,815)
Impairment reversal (loss) of long-lived assets	18	17,592	(1,910)	(25,399)	(59,097)
Other income and expenses, net	6	(13,859)	(7,187)	(74,730)	(78,735)
		(41,819)	(71,655)	(240,090)	(304,600)
Operating income (loss)		84,761	(3,622)	154,683	(74,902)

Results from associates’ equity
Share in the results of associates		5,442	6,328	16,499	17,403

Net financial results	7
Financial income		6,206	7,802	17,994	20,966
Financial expenses		(59,376)	(47,233)	(172,786)	(154,891)
Other financial items, net		11,710	(27,400)	(73,066)	322
		(41,460)	(66,831)	(227,858)	(133,603)

Income (loss) before income tax		48,743	(64,125)	(56,676)	(191,102)

Income tax benefit (expense)	8 (a)	(42,760)	(359)	(19,336)	8,051

Net income (loss) for the period		5,983	(64,484)	(76,012)	(183,051)
Attributable to NEXA's shareholders		(5,152)	(74,858)	(106,529)	(197,445)
Attributable to non-controlling interests		11,135	10,374	30,517	14,394
Net income (loss) for the period		5,983	(64,484)	(76,012)	(183,051)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted loss per share – USD		(0.04)	(0.57)	(0.80)	(1.49)
The accompanying notes are an integral part of these condensed consolidated interim financial statements. 3 of 39

Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2024	2023	2024	2023
Net income (loss) for the period		5,983	(64,484)	(76,012)	(183,051)

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	722	1,563	1,453	2,472
Deferred income tax		(1,128)	(543)	(940)	(1,328)
Translation adjustment of foreign subsidiaries		18,449	(38,921)	(97,543)	49,145
		18,043	(37,901)	(97,030)	50,289

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (d)	163	150	(1,294)	220
Deferred income tax		(55)	(51)	440	(75)
Changes in fair value of investments in equity instruments		(186)	(2,025)	158	(1,055)
		(78)	(1,926)	(696)	(910)
Other comprehensive income (loss) for the period, net of income tax		17,965	(39,827)	(97,726)	49,379

Total comprehensive income (loss) for the period		23,948	(104,311)	(173,738)	(133,672)
Attributable to NEXA’s shareholders		11,706	(112,819)	(198,367)	(151,423)
Attributable to non-controlling interests		12,242	8,508	24,629	17,751
Total comprehensive income (loss) for the period		23,948	(104,311)	(173,738)	(133,672)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 4 of 39

Book

Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	September 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents		513,209	457,259
Financial investments		11,714	11,058
Other financial instruments	10 (a)	19,617	7,801
Trade accounts receivables		160,719	141,910
Inventory	11	394,687	339,671
Recoverable income tax		4,862	15,193
Other assets		91,644	86,934
		1,196,452	1,059,826

Assets held for sale	1 (b)	8,007	-
		8,007	-

Non-current assets
Investments in equity instruments		5,807	5,649
Other financial instruments	10 (a)	1	92
Deferred income tax	8 (b)	240,935	235,073
Recoverable income tax		6,124	6,237
Other assets		126,292	129,614
Investments in associates		33,596	44,895
Property, plant and equipment	12	2,226,039	2,438,614
Intangible assets	13	861,404	909,279
Right-of-use assets	14	65,047	74,818
		3,565,245	3,844,271

Total assets		4,769,704	4,904,097

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	109,928	143,196
Lease liabilities	14	25,983	21,678
Other financial instruments	10 (a)	26,039	19,077
Trade payables		400,621	451,603
Confirming payables		227,226	234,385
Dividends payable		2,581	2,830
Asset retirement, restoration and environmental obligations	16	55,699	33,718
Provisions		13,406	-
Contractual obligations		30,984	37,432
Salaries and payroll charges		67,828	68,165
Tax liabilities		34,429	49,524
Other liabilities		45,321	31,186
		1,040,045	1,092,794

Liabilities associated with assets held for sale	1 (b)	24,291	-
		24,291	-

Non-current liabilities
Loans and financings	15 (a)	1,753,416	1,582,370
Lease liabilities	14	45,042	55,727
Other financial instruments	10 (a)	37,018	27,045
Asset retirement, restoration and environmental obligations	16	231,080	281,201
Provisions		39,963	56,787
Deferred income tax	8 (b)	178,366	183,698
Contractual obligations		78,209	79,680
Other liabilities		76,542	92,758
		2,439,636	2,359,266
Total liabilities		3,503,972	3,452,060

Shareholders’ equity
Attributable to NEXA’s shareholders		998,957	1,197,324
Attributable to non-controlling interests		266,775	254,713
		1,265,732	1,452,037
Total liabilities and shareholders’ equity		4,769,704	4,904,097

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 5 of 39

Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2024	2023	2024	2023
Cash flows from operating activities
Income (loss) before income tax		48,743	(64,125)	(56,676)	(191,102)
Depreciation and amortization	5	82,281	75,607	233,561	223,501
Impairment loss (reversal) of long-lived assets	18	(17,592)	1,910	25,399	59,097
Share in the results of associates		(5,442)	(6,328)	(16,499)	(17,403)
Interest and foreign exchange effects		55,542	37,381	167,024	104,802
Gain (loss) on sale and write-off of property, plant and equipment	6	6,720	(115)	6,923	1,172
Tax voluntary disclosure – VAT discussions		-	15,649	-	86,290
Changes in provisions and other assets impairments		7,509	(12,368)	32,110	(34,437)
Changes in fair value of loans and financings	15 (d)	(872)	296	2,703	511
Debt modification gain	15 (d)	-	-	(3,142)	-
Changes in fair value of derivative financial instruments	10 (c)	1,350	5,252	901	(12,176)
Changes in fair value of energy forward contracts	10 (d)	(3,636)	(2,272)	(11,827)	7,429
Changes in fair value of offtake agreement	10 (e)	3,397	(998)	23,971	(1,013)
Contractual obligations	4 (i)	21,084	2,323	21,084	2,323
Price cap realized in offtake agreement	10 (e)	(939)	-	(2,470)	-
Decrease (increase) in assets
Trade accounts receivable		(1,339)	(30,938)	(73,439)	54,365
Inventory		(15,825)	54,888	(88,893)	115,068
Other financial instruments		1,017	(507)	(2,617)	15,487
Other assets		(5,134)	(25,645)	(60,495)	(73,191)
Increase (decrease) in liabilities
Trade payables		(9,344)	49,138	14,176	(92,215)
Confirming payables		3,056	19,585	(5,331)	43,003
Other liabilities		(15,345)	21,215	32,445	(10,880)
Cash provided by operating activities		155,231	139,948	238,908	280,631

Interest paid on loans and financings	15 (d)	(26,852)	(29,414)	(83,474)	(88,462)
Interest paid on lease liabilities	14 (b)	(1,507)	(1,854)	(6,012)	(3,828)
Premium paid on bonds repurchase	15 (c)	(5,080)	-	(7,069)	-
Income tax paid		(9,875)	(8,338)	(34,750)	(45,795)
Net cash provided by operating activities		111,917	100,342	107,603	142,546

Cash flows from investing activities
Additions of property, plant and equipment		(53,437)	(82,845)	(191,884)	(199,350)
Additions of intangible assets	13 (a)	(1,488)	(1,421)	(4,920)	(1,506)
Net sales of financial investments		4,231	15,454	6,142	19,968
Proceeds from the sale of property, plant and equipment		419	(165)	531	200
Dividends received		6,475	9,199	16,158	15,732
Net cash used in investing activities		(43,800)	(59,778)	(173,973)	(164,956)
Cash flows from financing activities
New loans and financings	15 (d)	-	60	798,147	60
Debt issue costs	15 (d)	-	-	(7,553)	-
Payments of loans and financings	15 (d)	(6,502)	(7,191)	(634,570)	(20,020)
Payments of lease liabilities	14 (b)	(5,048)	(3,803)	(15,518)	(9,000)
Dividends paid	1 (c)	(6,891)	(13,281)	(11,319)	(13,281)
Payments of share premium		-	-	-	(25,000)
Net cash provided by (used in) financing activities		(18,441)	(24,215)	129,187	(67,241)

Foreign exchange effects on cash and cash equivalents		1,587	(2,732)	(6,867)	6,150

Increase (decrease) in cash and cash equivalents		51,263	13,617	55,950	(83,501)
Cash and cash equivalents at the beginning of the period		461,946	400,708	457,259	497,826
Cash and cash equivalents at the end of the period		513,209	414,325	513,209	414,325
Non-cash investing and financing transactions
Additions to right-of-use assets		-	(13,282)	(17,004)	(58,117)
The accompanying notes are an integral part of these condensed consolidated interim financial statements. 6 of 39

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the nine-month period ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
June 30, 2023	132,438	1,012,629	1,245,418	(865,749)	(148,176)	1,376,560	277,252	1,653,812
Net (loss) income for the period	-	-	-	(74,858)	-	(74,858)	10,374	(64,484)
Other comprehensive loss for the period	-	-	-	-	(37,961)	(37,961)	(1,866)	(39,827)
Total comprehensive (loss) income for the period	-	-	-	(74,858)	(37,961)	(112,819)	8,508	(104,311)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(12,397)	(12,397)
Total distributions to shareholders	-	-	-	-	-	-	(12,397)	(12,397)
September 30, 2023	132,438	1,012,629	1,245,418	(940,607)	(186,137)	1,263,741	273,363	1,537,104

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
June 30, 2024	132,438	1,012,629	1,245,418	(1,136,409)	(266,825)	987,251	254,533	1,241,784
Net (loss) income for the period	-	-	-	(5,152)	-	(5,152)	11,135	5,983
Other comprehensive income for the period	-	-	-	-	16,858	16,858	1,107	17,965
Total comprehensive (loss) income for the period	-	-	-	(5,152)	16,858	11,706	12,242	23,948
At September 30, 2024	132,438	1,012,629	1,245,418	(1,141,561)	(249,967)	998,957	266,775	1,265,732

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 7 of 39

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the nine-month period ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2023	132,438	1,037,629	1,245,418	(743,162)	(232,159)	1,440,164	268,009	1,708,173
Net (loss) income for the period	-	-	-	(197,445)	-	(197,445)	14,394	(183,051)
Other comprehensive income for the period	-	-	-	-	46,022	46,022	3,357	49,379
Total comprehensive income for the period	-	-	-	(197,445)	46,022	(151,423)	17,751	(133,672)
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(12,397)	(12,397)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(12,397)	(37,397)
At September 30, 2023	132,438	1,012,629	1,245,418	(940,607)	(186,137)	1,263,741	273,363	1,537,104

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2024	132,438	1,012,629	1,245,418	(1,035,032)	(158,129)	1,197,324	254,713	1,452,037
Net (loss) income for the period	-	-	-	(106,529)	-	(106,529)	30,517	(76,012)
Other comprehensive loss for the period	-	-	-	-	(91,838)	(91,838)	(5,888)	(97,726)
Total comprehensive (loss) income for the period	-	-	-	(106,529)	(91,838)	(198,367)	24,629	(173,738)
Dividends distribution to non-controlling interests - note 1 (c)	-	-	-	-	-	-	(12,567)	(12,567)
Total distributions to shareholders	-	-	-	-	-	-	(12,567)	(12,567)
September 30, 2024	132,438	1,012,629	1,245,418	(1,141,561)	(249,967)	998,957	266,775	1,265,732

The accompanying notes are an integral part of these condensed consolidated interim financial statements. 8 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil, including the Aripuanã mine, which, at the end of June 2024, transitioned into an ongoing operation. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the nine-month periods ended on September 30, 2024

(a)	New loans and financings operations

During the nine-month period Nexa entered several loans and financing transactions pursuant to its review of its debt profiles and liability management strategy. Below is a summary of the main transactions:

In March 2024, Nexa Recursos Minerais (Nexa BR) entered a 3-month Note agreement with a total principal amount of EUR 27,917 (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a. To hedge against currency fluctuations, a global derivative contract was established to swap the EUR to BRL. On June 3, 2024, this debt was settled in cash.

On April 2, 2024, Nexa BR concluded a debenture issuance amounting to BRL 650,000 (approximately USD 130,099) with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments.

On April 9, 2024, the Company concluded a bond offering amounting to USD 600,000 for a term of 10 years, at an interest rate of 6.75% per year. The proceeds were used to repurchase part of its 2027 and 2028 notes in a concurrent tender offer, which occurred during April 2024.

On June 12, 2024, Nexa BR drew upon an ESG linked credit line from BNDES amounting to BRL 200,000 (approximately USD 40,030), for an approximately 8-year term (maturing in March 2032), at an interest rate of IPCA plus 5.4% p.a. and a spread of 1.84%. As defined in the agreement, following a 2-year grace period, amortization will occur in 72 consecutive installments. After the 2-year grace period, the spread rate of 1.84% can be reduced to 1.44% if ESG goals are met, otherwise, the rate is increased to 2.84%.

For further information related to the transactions above, please refer to note 15.

(b)	Assets held for sale and divestments

On March 19, 2024, Nexa BR announced the suspension of its mining operations at the Morro Agudo Complex in the state of Minas Gerais, Brazil, effective May 1, 2024. Subsequently, on April 5, 2024, Nexa BR signed a sale and purchase agreement to sell the Morro Agudo and Ambrosia mines (Morro Agudo CGU, classified within the mining segment operation).

9 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

On July 1, 2024, Nexa successfully concluded the sale transaction of the Morro Agudo Complex in Minas Gerais, Brazil. According to the sales agreement, Nexa was entitled to receive an amount of approximately BRL 60,565 (USD 10,895) from the purchaser.

As part of the portfolio review, the Company initiated a structured process to sell its non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C. (owner of the Chapi copper mine) as well as Compañía Minera Cerro Colorado S.A.C. (owner of the greenfield Pukaqaqa Project). During the third quarter of 2024, Nexa signed two definitive agreements for the sale of the respective subsidiaries. As a result, the fair value of the assets and liabilities expected to be transferred in the transaction (disposal group) are presented as held for sale in the balance sheet on these condensed consolidated interim financial statements.

The closing of both transactions is subject to certain conditions precedent and is expected to occur in the coming months.

(c)	Dividends distribution

On April 30, 2024, Pollarix's shareholders approved an additional dividend distribution to its shareholders for the 2023 fiscal year. Nexa BR will receive USD 3,018 (BRL 15,741) for its common shares, while the non-controlling interest, which holds preferred shares, will receive USD 11,654 (BRL 60,778). Pollarix has made a first payment on June 24, 2024, in the amount of USD 4,327 (BRL 22,567) and a second payment on September 27, 2024, in the amount of USD 6,891 (BRL 38,212). Both payments were made in cash to the non-controlling interest.

On April 22, 2024, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2023 fiscal year, entitling the Company’s subsidiary Pollarix S.A. (“Pollarix”) to receive USD 23,319 (BRL 120,072). Pollarix received a first payment on May 24, 2024, in the amount of USD 9,683 (BRL 50,497) and a second payment on August 22, 2024, in the amount of USD 6,475 (BRL 35,909). Both payments were made in cash from the outstanding amount of the dividend distribution.

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgment are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year/period.

10 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

			Three-month period ended September 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenue	324,713	524,367	(153,480)	13,876	709,476
Cost of sales	(247,394)	(474,465)	153,480	(14,517)	(582,896)
Gross profit	77,319	49,902	-	(641)	126,580

Selling, General and administrative	(14,271)	(13,265)	-	(1,952)	(29,488)
Mineral exploration and project evaluation	(13,626)	(2,992)	-	554	(16,064)
Impairment (loss) reversal of long-lived assets	17,592	-	-	-	17,592
Other income and expenses, net	(15,751)	56	-	1,836	(13,859)
Operating (loss) income	51,263	33,701	-	(203)	84,761

Depreciation and amortization	63,079	18,892	-	310	82,281
Miscellaneous adjustments	13,793	2,076	-	-	15,869
Adjusted EBITDA	128,135	54,669	-	107	182,911
Change in fair value of offtake agreement - Note 10 (i)					(2,458)
Impairment reversal of long-lived assets - Note 18					17,592
Loss on sale of property, plant and equipment					(6,720)
Remeasurement in estimates of asset retirement obligations – Note 16 (a)					(5,111)
Remeasurement adjustment of streaming agreement – Note 4					(21,084)
Change in fair value of energy forward contracts Note 10(d)/(iii)					3,636
Other restoration obligations (iv)					38
Divestment and restructuring (v)					4,713
Dividends received in cash - note 1(c)/(vi)					(6,475)
Miscellaneous adjustments					(15,869)
Depreciation and amortization					(82,281)
Share in result of associate					5,442
Net financial results					(41,460)
Income before income tax					48,743

11 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

				Three-month period September 30, 2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	272,566	484,157	(109,959)	2,570	649,334
Cost of sales	(244,857)	(438,698)	109,959	(7,705)	(581,301)
Gross profit	27,709	45,459	-	(5,135)	68,033

Selling, General and administrative	(16,309)	(14,963)	-	(1,733)	(33,005)
Mineral exploration and project evaluation	(27,566)	(1,987)	-	-	(29,553)
Impairment loss of long-lived assets	(1,910)	-	-	-	(1,910)
Other income and expenses, net	(2,968)	(3,166)	-	(1,053)	(7,187)
Operating (loss) income	(21,044)	25,343	-	(7,921)	(3,622)

Depreciation and amortization	54,010	21,142	-	455	75,607
Miscellaneous adjustments	11,252	3,328	-	-	14,580
Adjusted EBITDA	44,218	49,813	-	(7,466)	86,565
Change in fair value of offtake agreement - Note 10 (i)					998
Impairment loss of long-lived assets - Note 18					(1,910)
Aripuanã ramp-up impacts (ii)					(3,550)
Loss on sale and write-off of property, plant and equipment					115
Remeasurement in estimates of asset retirement obligations - Note 16 (a)					2,636
Remeasurement adjustment of streaming agreement					(2,323)
Change in fair value of energy forward contracts - Note 10 (d) / (iii)					2,272
Tax voluntary disclosure - VAT Discussion					(12,818)
Miscellaneous adjustments					(14,580)
Depreciation and amortization					(75,607)
Share in Result of associate					6,328
Net financial results					(66,831)
Loss before income tax					(64,125)
				Nine-month period ended September 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	995,991	1,450,370	(446,870)	26,072	2,025,563
Cost of sales	(755,261)	(1,296,924)	446,870	(25,475)	(1,630,790)
Gross profit	240,730	153,446	-	597	394,773

Selling, General and administrative	(47,377)	(42,831)	-	(2,980)	(93,188)
Mineral exploration and project evaluation	(41,452)	(5,929)	-	608	(46,773)
Impairment loss of long-lived assets	(25,399)	-	-	-	(25,399)
Other income and expenses, net	(82,915)	6,599	-	1,586	(74,730)
Operating (loss) income	43,587	111,285	-	(189)	154,683

Depreciation and amortization	173,820	58,372	-	1,369	233,561
Miscellaneous adjustments	124,878	4,303	-	-	129,181
Adjusted EBITDA	342,285	173,960	-	1,180	517,425
Change in fair value of offtake agreement - Note 10 (e)/(i)					(21,501)
Impairment loss of long-lived assets - Note 18					(25,399)
Impairment of other assets					(307)
Aripuanã ramp-up impacts (ii)					(25,158)
Loss on sale of property, plant and equipment					(6,923)
Remeasurement in estimates of asset retirement obligations – Note 16 (a)					(22,488)
Remeasurement adjustment of streaming agreement – Note 4					(21,084)
Change in fair value of energy forward contracts Note 10(d)/(iii)					11,827
Other restoration obligations (iv)					(1,089)
Divestment and restructuring (v)					(901)
Dividends received in cash - note 1(c)/(vi)					(16,158)
Miscellaneous adjustments					(129,181)
Depreciation and amortization					(233,561)
Share in Result of associate					16,499
Net financial results					(227,858)
Loss before income tax					(56,676)

12 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

			Nine-month period ended September 30, 2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	808,524	1,492,592	(356,621)	(1,139)	1,943,356
Cost of sales	(743,569)	(1,322,254)	356,621	(4,456)	(1,713,658)
Gross profit	64,955	170,338	-	(5,595)	229,698

Selling, General and administrative	(45,256)	(45,697)	-	(3,000)	(93,953)
Mineral exploration and project Development	(66,475)	(6,340)	-	-	(72,815)
Impairment loss of long-lived assets	(59,097)	-	-	-	(59,097)
Other income and expenses, net	(59,385)	(22,852)	-	3,502	(78,735)
Operating (loss) income	(165,258)	95,449	-	(5,093)	(74,902)

Depreciation and amortization	162,895	59,713	-	893	223,501
Miscellaneous adjustments	111,956	35,658	-	-	147,614
Adjusted EBITDA	109,593	190,820	-	(4,200)	296,213
Change in fair value of offtake agreement (i)					1,013
Impairment loss of long-lived assets					(59,097)
Aripuanã ramp-up impacts (ii)					(5,388)
Loss on sale and write-off of property, plant and equipment					(1,172)
Remeasurement in estimates of asset retirement obligations - Note 16 (a)					2,773
Remeasurement adjustment of streaming agreement					(2,323)
Change in fair value of energy forward contracts - Note 10 (d) / (iii)					(7,429)
Tax voluntary disclosure - VAT Discussion					(75,991)
Miscellaneous adjustments					(147,614)
Depreciation and amortization					(223,501)
Share in Result of associate					17,403
Net financial results					(133,603)
Loss before income tax					(191,102)

(i) This amount represents the change in the fair value of the offtake agreement described in note 10, which is being measured at Fair value through profit or loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the nine-month period ended on September 30, 2024, this corresponds to the effects of idle capacity costs of Aripuanã of USD 25,499 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 341 (excluding the depreciation portion). Aripuanã completed its ramp-up phase at the end of the second quarter of 2024.

(iii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix, as disclosed in note 10(d). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(iv) Change of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste as disclosed in note 16 (a). As such, they have not contributed to Nexa’s operational performance.

(v) Refers to the effects of restructuring obligations, and the gain or loss related to the divestment of assets held for sale, as mentioned in note 6. These amounts are excluded from the Adjusted EBITDA calculation, as they do not specifically reflect Nexa’s operational performance.

13 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(vi) Refers to dividends received from associate company Campos Novos Energia S.A – Enercan, an entity focused on energy generation. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, the chief operating decision maker (CODM) considers Nexa’s energy costs for a given period together with dividends received from Enercan during such period. Nexa recognized its share of the assets, liabilities, revenues and expenses for its interest in Enercan until November 2022, when it ceased to be a jointly controlled operation. Beginning in 2024, Nexa includes these dividends in its Adjusted EBITDA, as the CODM considers them jointly with Nexa’s energy costs. Numbers for the nine months ended on September 30, 2023, do not include dividends received from Enercan because it referred to the period during which Enercan was recognized as a jointly controlled operation in Nexa’s results. Without the adjustment, the Adjusted EBITDA (i) for the three months ended on September 30, 2024, would have been USD 3,920 and USD 2,555 for the mining and smelting segments, respectively, and (ii) for the nine months ended September 30, 2024, would have been USD 5,043 and USD 11,115 for mining and smelting segments, respectively.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and nine-month periods ended on September 30, 2024, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS Accounting Standards and Interpretations, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on September 30, 2024, and 2023. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended on September 30, 2024, and 2023 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2023, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

The Company has not early adopted any new standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and nine-month periods ended on September 30, 2024, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

These condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2024, were approved on October 31, 2024, to be issued in accordance with a resolution of the Board of Directors.

14 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

3.1	Revision of the previously issued consolidated financial statements

During the three-month period ended on September 30,2024, the Company identified a misstatement in the previously issued consolidated financial statements for the year 2023 and 2022, and in the previously issued condensed consolidated interim financial statements for periods ended March 31, June 30 and September 30, 2023, and 2024. As a result, the comparative information for the year ended December 31, 2023, and for the period ended September 30, 2023, were revised to reflect the adjustments.

Right-of-use assets and lease liabilities

The Company identified an error in the recognition of contracts containing lease arrangements. This error resulted in the non-recognition of right-of-use assets and lease liabilities, as well as the misstatement of costs and expenses that should have impacted the Company’s results through the amortization of right-of-use assets and interest expense on the lease liabilities, instead of being recorded as costs and operational expenses related to third-party services. This adjustment led to the recognition of right-of-use assets of USD 63,590 and lease liabilities of USD 68,187 as of December 31, 2023, affecting the Company’s income statements, as shown in the charts below. The difference between the incorrectly recognized expenses in previous periods and the revised amounts as per the adjustments in the amortization of the right-of-use assets and the lease liability interest, was recorded to retained earnings (or cumulative deficit) in the statement of changes in shareholders’ equity, as of January 1st, 2023.

The Company’s management performed quantitative and qualitative analysis and concluded that those adjustments were not material to the previously issued financial statements as of and for the years ended December 31, 2023, and 2022 and condensed consolidated interim financial statements for the nine and three-months ended on September 30, 2023. Nevertheless, in order to keep consistency among the figures presented, the comparative information for the year ended December 31, 2023, and for the quarter ended September 30, 2023, were revised, and disclosure of the revised amounts on other prior periods will be reflected in future filings containing the applicable period.

3.1.1	Consolidated financial impacts

The following tables present the adjustments and the revised figures to the previously issued consolidated financial statements.

15 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(a)	Consolidated income statement

	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
	September 30,2023	September 30,2023	September 30, 2023	September 30, 2023	September 30,2023	September 30,2023
Cost of sales	(582,546)	(1,715,383)	1,245	1,725	(581,301)	(1,713,658)
Gross profit	66,788	227,973	1,245	1,725	68,033	229,698

Operating expenses
Selling, general and administrative	(33,108)	(94,209)	103	256	(33,005)	(93,953)
Mineral exploration and project evaluation	(29,559)	(72,848)	6	33	(29,553)	(72,815)
	(71,764)	(304,889)	109	289	(71,655)	(304,600)
Operating (loss) income	(4,976)	(76,916)	1,354	2,014	(3,622)	(74,902)

Net financial results
Financial income	8,359	20,676	(557)	290	7,802	20,966
Financial expenses	(45,316)	(151,094)	(1,917)	(3,797)	(47,233)	(154,891)
	(64,357)	(130,096)	(2,474)	(3,507)	(66,831)	(133,603)

Loss before income tax	(63,005)	(189,609)	(1,120)	(1,493)	(64,125)	(191,102)

Income tax benefit (expense)	(359)	8,051	-	-	(359)	8,051

Net loss for the period	(63,364)	(181,558)	(1,120)	(1,493)	(64,484)	(183,051)
Attributable to NEXA's shareholders	(73,738)	(195,952)	(1,120)	(1,493)	(74,858)	(197,445)
Attributable to non-controlling interests	10,374	14,394	-	-	10,374	14,394
Net loss for the period	(63,364)	(181,558)	(1,120)	(1,493)	(64,484)	(183,051)
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Basic and diluted loss per share – USD	(0.56)	(1.48)	(0.01)	(0.01)	(0.57)	(1.49)

(b)	Consolidated statement of comprehensive income

	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
	September 30,2023	September 30,2023	September 30,2023	September 30,2023	September 30,2023	September 30,2023
Net loss for the period	(63,364)	(181,558)	(1,120)	(1,493)	(64,484)	(183,051)

Translation adjustment of foreign subsidiaries	(38,507)	49,355	(414)	(210)	(38,921)	49,145

Other comprehensive loss for the period, net of income tax	(102,777)	(131,969)	(1,534)	(1,703)	(104,311)	(133,672)
Attributable to NEXA’s shareholders	(111,285)	(149,720)	(1,534)	(1,703)	(112,819)	(151,423)
Attributable to non-controlling interests	8,508	17,751	-	-	8,508	17,751
Other comprehensive loss for the period, net of income tax	(102,777)	(131,969)	(1,534)	(1,703)	(104,311)	(133,672)

16 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Consolidated balance sheet

	(As previously reported)	Adjustments	(Revised)
	December 31, 2023		December 31, 2023
Non-current assets
Right-of-use assets	11,228	63,590	74,818
	3,780,681	63,590	3,844,271
Total assets	4,840,507	63,590	4,904,097
Liabilities and shareholders’ equity
Current liabilities
Lease liabilities	3,766	17,912	21,678
	1,074,882	17,912	1,092,794
Non-current liabilities
Lease liabilities	5,452	50,275	55,727
	2,308,991	50,275	2,359,266
Total liabilities	3,383,873	68,187	3,452,060
Shareholders’ equity
Attributable to NEXA’s shareholders	1,201,921	(4,597)	1,197,324
Attributable to non-controlling interests	254,713	-	254,713
	1,456,634	(4,597)	1,452,037
Total liabilities and shareholders’ equity	4,840,507	63,590	4,904,097

(d)	Consolidated cash flow

	(As previously reported)			Adjustments		(Revised)
	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
Loss before income tax	(63,005)	(189,609)	(1,120)	(1,493)	(64,125)	(191,102)
Depreciation and amortization	72,095	215,520	3,512	7,981	75,607	223,501
Interest and foreign exchange effects	34,802	101,296	2,579	3,506	37,381	104,802
Cash provided by operating activities	134,976	270,636	4,972	9,995	139,948	280,631
Interest paid on lease liabilities	(28)	(163)	(1,826)	(3,665)	(1,854)	(3,828)
Net cash provided by operating activities	97,196	136,216	3,146	6,330	100,342	142,546
Payments of lease liabilities	(657)	(2,670)	(3,146)	(6,330)	(3,803)	(9,000)
Net cash used in financing activities	(21,069)	(60,911)	(3,146)	(6,330)	(24,215)	(67,241)
Increase (decrease) in cash and cash equivalents	13,617	(83,501)	-	-	13,617	(83,501)
Cash and cash equivalents at the beginning of the period	400,708	497,826	-	-	400,708	497,826
Cash and cash equivalents at the end of the period	414,325	414,325	-	-	414,325	414,325
Non-cash investing and financing transactions
Additions to right-of-use assets	(4,462)	(4,462)	(8,820)	(53,655)	(13,282)	(58,117)

(e)	Consolidated Reconciliation of income tax expense

Nine-month period ended

	(As previously reported)	Adjustments	(Revised)
	September 30, 2023		September 30, 2023
Loss before income tax	(189,609)	(1,493)	(191,102)
Income tax benefit at statutory rate	47,288	373	47,661
Difference in tax rate of subsidiaries outside Luxembourg	21,158	134	21,292
Other permanent tax differences	(9,495)	(507)	(10,002)

Three-month period ended

	(As previously reported)	Adjustments	(Revised)
	September 30, 2023		September 30, 2023
Loss before income tax	(63,005)	(1,120)	(64,125)
Income tax benefit at statutory rate	15,713	280	15,993
Difference in tax rate of subsidiaries outside Luxembourg	2,534	100	2,634
Other permanent tax differences	(7,425)	(380)	(7,805)
17 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(f)	Consolidated information by business segment
								Three-month period ended
								September 30, 2023
		(As previously reported)				(Adjustments)			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(245,937)	(438,863)	(582,546)	1,080	165	1,245	(244,857)	(438,698)	(581,301)
Gross profit	26,629	45,294	66,788	1,080	165	1,245	27,709	45,459	68,033
Selling, General and administrative	(16,372)	(15,003)	(33,108)	63	40	103	(16,309)	(14,963)	(33,005)
Mineral exploration and project Development	(27,572)	(1,987)	(29,559)	6	-	6	(27,566)	(1,987)	(29,553)
Operating (loss) income	(22,193)	25,138	(4,976)	1,149	205	1,354	(21,044)	25,343	(3,622)
Depreciation and amortization	51,381	20,259	72,095	2,629	883	3,512	54,010	21,142	75,607
Adjusted EBITDA	40,440	48,725	81,699	3,778	1,088	4,866	44,218	49,813	86,565
Depreciation and amortization			(72,095)			(3,512)			(75,607)
Net financial results			(64,357)			(2,474)			(66,831)
Loss before income tax			(63,005)			(1,120)			(64,125)
								Nine-month period ended
								September 30, 2023
		(As previously reported)				(Adjustments)			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(745,029)	(1,322,519)	(1,715,383)	1,460	265	1,725	(743,569)	(1,322,254)	(1,713,658)
Gross profit	63,495	170,073	227,973	1,460	265	1,725	64,955	170,338	229,698
Selling, General and administrative	(45,413)	(45,796)	(94,209)	157	99	256	(45,256)	(45,697)	(93,953)
Mineral exploration and project Development	(66,512)	(6,336)	(72,848)	37	(4)	33	(66,475)	(6,340)	(72,815)
Operating (loss) income	(166,912)	95,089	(76,916)	1,654	360	2,014	(165,258)	95,449	(74,902)
Depreciation and amortization	156,856	57,771	215,520	6,039	1,942	7,981	162,895	59,713	223,501
Adjusted EBITDA	101,900	188,518	286,218	7,693	2,302	9,995	109,593	190,820	296,213
Depreciation and amortization			(215,520)			(7,981)			(223,501)
Net financial results			(130,096)			(3,507)			(133,603)
Loss before income tax			(189,609)			(1,493)			(191,102)

(g)	Consolidated statement of changes in shareholders’ equity

	(As previously reported)				Adjustments				(Revised)
	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity
June 30, 2023	(863,295)	(148,380)	1,378,810	1,656,062	(2,454)	204	(2,250)	(2,250)	(865,749)	(148,176)	1,376,560	1,653,812
Net loss for the period	(73,738)	-	(73,738)	(63,364)	(1,120)	-	(1,120)	(1,120)	(74,858)	-	(74,858)	(64,484)
Other comprehensive loss for the period	-	(37,547)	(37,547)	(39,413)	-	(414)	(414)	(414)	-	(37,961)	(37,961)	(39,827)
Total comprehensive loss for the period	(73,738)	(37,547)	(111,285)	(102,777)	(1,120)	(414)	(1,534)	(1,534)	(74,858)	(37,961)	(112,819)	(104,311)
September 30, 2023	(937,033)	(185,927)	1,267,525	1,540,888	(3,574)	(210)	(3,784)	(3,784)	(940,607)	(186,137)	1,263,741	1,537,104

18 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

	(As previously reported)				Adjustments				(Revised)
	Retained earnings (cumulative deficit)	Accumulated other comprehensive (loss) income	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity
January 1, 2023	(741,081)	(232,159)	1,442,245	1,710,254	(2,081)	-	(2,081)	(2,081)	(743,162)	(232,159)	1,440,164	1,708,173
Net loss for the period	(195,952)	-	(195,952)	(181,558)	(1,493)	-	(1,493)	(1,493)	(197,445)	-	(197,445)	(183,051)
Other comprehensive (loss) income for the period	-	46,232	46,232	49,589	-	(210)	(210)	(210)	-	46,022	46,022	49,379
Total comprehensive (loss) income for the period	(195,952)	46,232	(149,720)	(131,969)	(1,493)	(210)	(1,703)	(1,703)	(197,445)	46,022	(151,423)	(133,672)
September 30, 2023	(937,033)	(185,927)	1,267,525	1,540,888	(3,574)	(210)	(3,784)	(3,784)	(940,607)	(186,137)	1,263,741	1,537,104

(h)	Consolidated Expense by nature

	(As previously reported)				Adjustments				(Revised)
	Three-month period ended				Three-month period ended				Three-month period ended
	September 30, 2023				September 30, 2023				September 30, 2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Third-party services	(125,821)	(11,995)	(20,157)	(157,973)	4,404	426	36	4,866	(121,417)	(11,569)	(20,121)	(153,107)
Depreciation and amortization	(71,501)	(578)	(16)	(72,095)	(3,159)	(323)	(30)	(3,512)	(74,660)	(901)	(46)	(75,607)
	(582,546)	(33,108)	(29,559)	(645,213)	1,245	103	6	1,354	(581,301)	(33,005)	(29,553)	(643,859)

	(As previously reported)				Adjustments				(Revised)
	Nine-month period ended				Nine-month period ended				Nine-month period ended
	September 30, 2023				September 30, 2023				September 30, 2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Third-party services	(379,022)	(33,848)	(50,754)	(463,624)	8,716	1,161	118	9,995	(370,306)	(32,687)	(50,636)	(453,629)
Depreciation and amortization	(213,543)	(1,951)	(26)	(215,520)	(6,991)	(905)	(85)	(7,981)	(220,534)	(2,856)	(111)	(223,501)
	(1,715,383)	(94,209)	(72,848)	(1,882,440)	1,725	256	33	2,014	(1,713,658)	(93,953)	(72,815)	(1,880,426)

19 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(i)	Consolidated Net financial results

	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
Financial income
Other financial income	5,145	11,102	(557)	290	4,588	11,392
	5,145	11,102	(557)	290	4,588	11,392

Financial expenses
Interest on lease liabilities - note 14	(1)	(167)	(1,917)	(3,797)	(1,918)	(3,964)
	(1)	(167)	(1,917)	(3,797)	(1,918)	(3,964)
Net financial results	(64,357)	(130,096)	(2,474)	(3,507)	(66,831)	(133,603)

(j)	Consolidated changes in lease labilities

	(As previously reported)	Adjustments	(Revised)
	December 31, 2023		December 31, 2023
Balance at the beginning of the year	5,021	22,184	27,205
New contracts	10,304	58,124	68,428
lease contract write-offs	-	(6,790)	(6,790)
Payments of lease liabilities	(5,818)	(9,352)	(15,170)
Interest paid on lease liabilities	(553)	(5,533)	(6,086)
Remeasurement	(198)	1,303	1,105
Accrued interest– note 7	427	5,705	6,132
Foreign exchange effects	35	2,546	2,581
Balance at the end of the year	9,218	68,187	77,405
Current liabilities	3,766	17,912	21,678
Non-current liabilities	5,452	50,275	55,727

	(As previously reported)	Adjustments	(Revised)
	September 30, 2023		September 30, 2023
Balance at the beginning of the period	5,021	22,184	27,205
New contracts	4,462	53,665	58,117
lease contract write-offs	-	(6,790)	(6,790)
Payments of lease liabilities	(2,670)	(6,330)	(9,000)
Interest paid on lease liabilities	(163)	(3,665)	(3,828)
Remeasurement	(1,065)	1,143	78
Accrued interest– note 7	167	3,797	3,964
Foreign exchange effects	54	747	801
Balance at the end of the period	5,806	64,741	70,547
Current liabilities	2,396	16,580	18,976
Non-current liabilities	3,410	48,161	51,571

20 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(k)	Consolidated changes in right-of-use

			(As previously reported)						Adjustments				(Revised)
				December 31, 2023					December 31, 2023				December 31, 2023
	Buildings	Machinery, equipment , and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at the beginning of the year
Cost	7,300	18,106	282	18,830	44,518	8,482	14,214	756	(12,362)	11,090	15,782	32,320	1,038	6,468	55,608
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	100	(3,880)	(473)	13,266	9,013	(4,367)	(19,274)	(557)	(4,412)	(28,610)
Balance at the beginning of the year	2,833	2,712	198	1,152	6,895	8,582	10,334	283	904	20,103	11,415	13,046	481	2,056	26,998
New contracts	375	7,109	117	2,703	10,304	73	49,131	-	8,920	58,124	448	56,240	117	11,623	68,428
Disposals and write-offs	-	(874)	-	-	(874)	-	(6,500)	-	-	(6,500)	-	(7,374)	-	-	(7,374)
Amortization	(1,034)	(1,874)	(61)	(1,884)	(4,853)	(190)	(10,021)	(153)	(1,718)	(12,082)	(1,224)	(11,895)	(214)	(3,602)	(16,935)
Remeasurement	197	(275)	(120)	-	(198)	795	422	86	-	1,303	992	147	(34)	-	1,105
Transfers	-	(114)	-	-	(114)	-	-	-	-	-	-	(114)	-	-	(114)
Foreign exchange effects	17	45	(1)	7	68	710	1,705	18	209	2,642	727	1,750	17	216	2,710
Balance at the end of the year	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818
Cost	6,278	16,079	317	22,766	45,440	10,049	59,553	747	(4,227)	66,122	16,327	75,632	1,064	18,539	111,562
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(79)	(14,482)	(513)	12,542	(2,532)	(3,969)	(23,832)	(697)	(8,246)	(36,744)
Balance at the end of the year	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818

			(As previously reported)						Adjustments				(Revised)
			September 30, 2023						September 30, 2023				September 30, 2023
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at the beginning of the period
Cost	7,300	18,106	282	18,830	44,518	8,482	14,214	756	(12,362)	11,090	15,782	32,320	1,038	6,468	55,608
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	100	(3,880)	(473)	13,266	9,013	(4,367)	(19,274)	(557)	(4,412)	(28,610)
Balance at the beginning of the period	2,833	2,712	198	1,152	6,895	8,582	10,334	283	904	20,103	11,415	13,046	481	2,056	26,998
New contracts	-	4,155	117	190	4,462	-	49,153	-	4,502	53,655	-	53,308	117	4,692	58,117
Disposals and write-offs	-	-	-	-	-	-	(6,500)	-	-	(6,500)	-	(6,500)	-	-	(6,500)
Amortization	(698)	(945)	(34)	(718)	(2,395)	(141)	(6,897)	(118)	(1,050)	(8,206)	(839)	(7,842)	(152)	(1,768)	(10,601)
Remeasurement	204	(1,149)	(120)	-	(1,065)	726	417	-	-	1,143	930	(732)	(120)	-	78
Transfers	-	(115)	-	-	(115)	-	-	-	-	-	-	(115)	-	-	(115)
Foreign exchange effects	19	(195)	-	4	(172)	380	396	10	(25)	761	399	201	10	(21)	589
Balance at the end of the period	2,358	4,463	161	628	7,610	9,547	46,903	175	4,331	60,956	11,905	51,366	336	4,959	68,566
Cost	5,799	14,752	317	19,661	40,529	9,574	57,592	632	(8,456)	59,342	15,373	72,344	949	11,205	99,871
Accumulated amortization	(3,441)	(10,289)	(156)	(19,033)	(32,919)	(27)	(10,689)	(457)	12,787	1,614	(3,468)	(20,978)	(613)	(6,246)	(31,305)
Balance at the end of the period	2,358	4,463	161	628	7,610	9,547	46,903	175	4,331	60,956	11,905	51,366	336	4,959	68,566

21 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

4	Net revenues
	Three-month period ended		Nine-month period ended
	2024	2023	2024	2023
Gross billing	773,757	713,640	2,211,610	2,144,955
Billing from products (i)	749,380	689,288	2,136,935	2,063,549
Billing from freight, contracting insurance services and others	24,377	24,352	74,675	81,406
Taxes on sales	(62,916)	(63,311)	(183,638)	(199,646)
Return of products sales	(1,365)	(995)	(2,409)	(1,953)
Net revenues	709,476	649,334	2,025,563	1,943,356

bookmark

(i) Billing from products increased in the three-month period ended on September 30, 2024, compared to the same period in 2023 mainly due to higher zinc and copper metal prices, which was partially offset by slightly lower mining and smelting sales volumes. The increase in the nine-month period ended on September 30, 2024, is mainly because of the higher volume sold in the mining segment.

Additionally, in September 2024, Nexa recognized a reduction of USD 21,084 (September 30, 2023: USD 2,323) as an annual remeasurement adjustment to its silver stream revenue previously recognized, considering the higher long-term prices and the updated mining plan for its Cerro Lindo Mining Unit. According to the Company´s silver streaming accounting policy, prices fluctuations and changes in the life of mine (“LOM) resulting from updates to mining plans are variable considerations. Therefore, revenue recognized under the streaming agreement should be adjusted to reflect these updated variables.

5	Expenses by nature
			Three-month period ended
			September, 2024
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(325,336)	-	-	(325,336)
Third-party services	(121,127)	(10,787)	(13,507)	(145,421)
Depreciation and amortization	(81,187)	(857)	(237)	(82,281)
Employee benefit expenses	(47,664)	(14,170)	(1,950)	(63,784)
Other expenses	(7,582)	(3,674)	(370)	(11,626)
	(582,896)	(29,488)	(16,064)	(628,448)

			Three-month period ended
			September, 2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(326,757)	-	-	(326,757)
Third-party services	(121,417)	(11,569)	(20,121)	(153,107)
Depreciation and amortization	(74,660)	(901)	(46)	(75,607)
Employee benefit expenses	(51,209)	(13,050)	(4,238)	(68,497)
Other expenses	(7,258)	(7,485)	(5,148)	(19,891)
	(581,301)	(33,005)	(29,553)	(643,859)
22 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

			Nine-month period ended
			September, 2024
	Cost of sales (i/ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(858,306)	-	-	(858,306)
Third-party services	(367,970)	(31,869)	(33,806)	(433,645)
Depreciation and amortization	(230,366)	(2,674)	(521)	(233,561)
Employee benefit expenses	(153,235)	(46,040)	(7,170)	(206,445)
Other expenses	(20,913)	(12,605)	(5,276)	(38,794)
	(1,630,790)	(93,188)	(46,773)	(1,770,751)

			Nine-month period ended
			September, 2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(954,045)	-	-	(954,045)
Third-party services	(370,306)	(32,687)	(50,636)	(453,629)
Depreciation and amortization	(220,534)	(2,856)	(111)	(223,501)
Employee benefit expenses	(150,137)	(38,669)	(10,402)	(199,208)
Other expenses	(18,636)	(19,741)	(11,666)	(50,043)
	(1,713,658)	(93,953)	(72,815)	(1,880,426)

(i) In the nine-month period ended on September 30, 2024, the Company recognized USD 3,661 in Cost of sales related to idle capacity cost in El Porvenir due to the suspension of the mine for ten days (USD 9,256 as of September 30, 2023) and USD 34,591 including depreciation of USD 9,092 (USD 59,061 including depreciation of USD 17,272 as of September 30, 2023) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase.

(ii) Raw materials and consumables used decreased in the nine-month period ended on September 30, 2024, due to a decrease in the volume sold in the Company’s smelting segment.

6	Other income and expenses net
	Three-month period ended		Nine-month period ended
	2024	2023	2024	2023
ICMS tax incentives (i)	-	7,911	-	25,139
Changes in fair value of offtake agreement - note 10 (e)	(3,397)	998	(23,971)	1,013
Changes in fair value of derivative financial instruments – note 10 (c)	355	(456)	1,090	(1,486)
(Loss) gain on sale and write-off of property, plant and equipment	(6,720)	115	(6,923)	(1,172)
Changes in asset retirement, restoration and environmental obligations – note 16 (ii)	(5,452)	1,908	(23,840)	1,205
Slow moving and obsolete inventory	(4,098)	(2,805)	(11,220)	(3,139)
Provision for legal claims	3,022	1,059	(1,706)	(10,274)
Contribution to communities	(3,786)	(4,138)	(9,499)	(7,401)
Tax voluntary disclosure – VAT discussions	-	(12,818)	-	(75,991)
Changes in fair value of energy forward contracts – note 10 (d)	3,636	2,272	11,827	(7,429)
Divestment and restructuring (iii)	4,713	-	(901)	-
Others	(2,132)	(1,233)	(9,587)	800
	(13,859)	(7,187)	(74,730)	(78,735)

(i) In December 2021, the Company adhered to a Brazilian Law which states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income tax (“CSLL”).

23 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

On December 29, 2023, a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation came into effect in 2024, and the Company assessed that, for now, it should not continue to exclude the ICMS tax incentives from the IRPJ/CSLL basis.

(ii) The change in the three and nine-month period ended September 30, 2024, mainly due to the update of the remeasurement discount rate and an addition of asset retirement obligation related to non-operational structures in the Peruvian subsidiary.

(iii) Refers to estimated obligations related to restructuring expenses, regarding the Morro Agudo sale agreement mentioned in note 1 (b). The sales and restructuring plan were disclosed to its employees and other stakeholders. This amount was accounted for as “Other Current Liabilities”.

7	Net financial results
	Three-month period ended		Nine-month period ended
	2024	2023	2024	2023
Financial income
Interest income on financial investments and cash equivalents	3,604	3,100	8,709	9,265
Interest on tax credits	94	114	275	309
Other financial income	2,508	4,588	9,010	11,392
	6,206	7,802	17,994	20,966

Financial expenses
Interest on loans and financings	(34,023)	(24,699)	(96,909)	(84,031)
Interest accrual on asset retirement and environmental obligations – note 16	(6,849)	(6,989)	(20,458)	(19,871)
Interest on other liabilities	(2,031)	(1,341)	(8,853)	(5,087)
Interest on contractual obligations	(3,624)	(1,287)	(5,513)	(3,428)
Interest on lease liabilities - note 14	(2,337)	(1,918)	(6,541)	(3,964)
Interest on VAT discussions	(213)	(2,831)	(948)	(10,299)
Interest on factoring operations and confirming Payables	(4,039)	(3,687)	(11,582)	(11,558)
Bonds repurchase - note 15 (c)	-	-	(7,069)	-
Other financial expenses	(6,260)	(4,481)	(14,913)	(16,653)
	(59,376)	(47,233)	(172,786)	(154,891)

Other financial items, net
Changes in fair value of loans and financings – note 15 (d)	872	(296)	(2,703)	(511)
Debt modification gain - note 15 (d)	-	-	3,142	-
Changes in fair value of derivative financial instruments – note 10 (c)	(51)	(222)	1,274	(434)
Foreign exchange (loss) gains (i)	10,889	(26,882)	(74,779)	1,267
	11,710	(27,400)	(73,066)	322

Net financial results	(41,460)	(66,831)	(227,858)	(133,603)

ookmark

(i) The amounts for the nine-month period ended in 2024, are mainly due to exchange variation on the outstanding USD accounts receivables and accounts payables of Nexa BR with Nexa, intercompany loan of Nexa BR with its related parties, for which the exchange variation is not eliminated in the consolidation process, and loans in foreign currency. These transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during 2024 (appreciated during 2023).

24 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax expense

	Three-month period ended		Nine-month period ended
	2024	2023	2024	2023
Income (loss) before income tax (i)	48,743	(64,125)	(56,676)	(191,102)
Statutory income tax rate	24.94%	24.94%	24.94%	24.94%

Income tax benefit at statutory rate	(12,157)	15,993	14,135	47,661
ICMS tax incentives permanent difference	-	2,690	-	8,547
Tax effects of translation of non-monetary assets/liabilities to functional currency	14,553	(15,265)	6,838	6,853
Special mining levy and special mining tax	(4,378)	(1,410)	(6,702)	(3,782)
Difference in tax rate of subsidiaries outside Luxembourg	(1,722)	2,634	8,893	21,292
Tax voluntary disclosure – VAT Discussions	-	(5,500)	-	(29,518)
Unrecognized deferred tax on net operating losses	(10,627)	(12,212)	(25,721)	(41,262)
Estimated annual income tax effective rate effect (ii)	(24,710)	20,516	(11,889)	8,262
Other permanent tax differences	(3,719)	(7,805)	(4,890)	(10,002)
Income tax benefit (expense)	(42,760)	(359)	(19,336)	8,051

Current	(30,777)	(17,851)	(64,787)	(51,308)
Deferred	(11,983)	17,492	45,451	59,359
Income tax benefit (expense)	(42,760)	(359)	(19,336)	8,051

a

(i) During the period ended September 30, 2024, the Company performed an assessment of the group’s potential exposure to Pillar Two income taxes based on the OECD transitional safe harbor rules. This assessment was performed based on the interim financial information of the constituent entities in the group. As a result of the assessment performed, the jurisdictions where the Company operates qualify for at least one of the transitional safe harbor rules, and management is not currently aware of any circumstances under which this might change. Therefore, the Company has not identified any potential exposure to Pillar Two top-up tax.

In addition, as from January 1, 2024, Law 14.596/2023 came into force introducing new transfer pricing rules in Brazil. These rules aim to align with the international standards established by the OECD, according to the arm’s length principle, which stipulates that the terms and conditions of a controlled transaction should be consistent with those that would be established between third parties in comparable transactions. The new rules are expected to affect only transactions involving Nexa BR, as transactions involving Nexa Peru and Nexa Resources already comply with international standards established by the OECD.

The Company, with the support of its technical advisors, is in the process of assessing how the new rules will impact its related party transactions, including commercial, services, intangible, and finance operations. Therefore, it is not yet possible to determine the potential impact of the new transfer pricing rules on transactions between its related parties.

(ii) The projection of the effective tax rate is carried out to approximately reflect in the interim financial statements the expected tax burden on the company’s profit by the end of the period. This considers a detailed analysis of the potential future tax factors, anticipated changes in tax legislation, and possible variations between accounting profit and the tax base. This estimate is made in accordance with IAS 34, aiming to provide a more accurate view of the impact of taxes on the company's future financial performance.

25 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Effects of deferred tax on income statement and other comprehensive income

Bookmark

	September 30, 2024	September 30, 2023
Balance at the beginning of the period	51,375	(32,516)
Effect on loss for the period	45,451	59,359
Effect on other comprehensive (loss) income – Fair value adjustment	(500)	(1,403)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	(23,578)	3,323
Uncertain income tax treatments	(4,796)	(1,405)
Classified as assets held for sale – note 1(b)	(3,348)	-
Others	(2,035)	-
Balance at the end of the period	62,569	27,358
(c)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, tax provisions are not recognized.

As of September 30, 2024, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo’s stability agreement; and (ii) litigation of transfer pricing adjustments over transactions made with related parties. The estimated amount of these contingent liabilities on September 30, 2024, is USD 480,640, which increased compared to that estimated on December 31, 2023, of USD 478,329, mainly due to: (i) the Cajamarquilla’ s new tax assessment of transfer pricing issues and the deductibility of certain expenses in the 2017 corporate income tax calculation, partially offset by the deductibility of some expenses in the 2016 corporate income tax calculation; and, (ii) a reduction in Cerro Lindo´s income tax advance payments for the years 2015, 2016 and 2017, as the debt is no longer due considering the expiration of the statute of limitations, which was partially offset by an increase in deductible expenses.

Regarding Cerro Lindo’s stability agreement, the Peruvian tax authority (hereinafter SUNAT) issued unfavorable decisions against the Company for the years 2014, 2015, 2016 and 2017, arguing that the income tax rate granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production, and not from its entire production capacity expanded over time. The Company has filed appeals against these decisions. SUNAT is currently auditing 2018 and 2019, while the years 2020 and 2021 (when the term of the stability agreement expired) remain open. Although SUNAT maintains its position disregarding the stabilized rate and taxing the Company’s total income at the statutory income tax rate for these years, the Company continues to maintain its position in relation to the applicability of the Cerro Lindo stability agreement. The Company’s Management, supported by the opinion of its external advisors, continues to conclude that there are legal grounds to obtain a favorable outcome in these matters related to the tax stability rate discussion and believes that it is more-likely-than-not that its positions will be sustained upon examination by the legal authorities. However, the Company may have to pay the disputed amounts under discussion to SUNAT to continue the legal process either at the judicial or international arbitration levels. Such payments may be made in several installments provided that a guarantee is placed before the courts and may impact the Company’s results and cash flows.

26 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					September 30, 2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		513,209	-	-	513,209
Financial investments		11,714	-	-	11,714
Other financial instruments	10 (a)	-	19,618	-	19,618
Trade accounts receivables		33,297	127,422	-	160,719
Investments in equity instruments		-	-	5,807	5,807
Related parties (i)		2	-	-	2
		558,222	147,040	5,807	711,069
Liabilities per balance sheet
Loans and financings	15 (a)	1,771,846	91,498	-	1,863,344
Lease liabilities		71,025	-	-	71,025
Other financial instruments	10 (a)	-	63,057	-	63,057
Trade payables		400,621	-	-	400,621
Confirming payables		227,226	-	-	227,226
Use of public assets (ii)		19,900	-	-	19,900
Related parties (ii)		5,346	-	-	5,346
		2,495,964	154,555	-	2,650,519

					December 31, 2023
	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Derivative financial instruments	10 (a)	-	7,893	-	7,893
Trade accounts receivables		53,328	88,582	-	141,910
Investments in equity instruments		-	-	5,649	5,649
Related parties (i)		3	-	-	3
		521,648	96,475	5,649	623,772
Liabilities per balance sheet
Loans and financings	15 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities	3.1.1 (c)	77,405	-	-	77,405
Other financial instruments	10 (a)	-	46,122	-	46,122
Trade payables		451,603	-	-	451,603
Confirming payables		234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)		3,935	-	-	3,935
		2,424,224	137,525	-	2,561,749

Bookmark

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

27 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by hierarchy

Bookmark

				September 30, 2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	19,618	19,618
Trade accounts receivables		-	127,422	127,422
Investments in equity instruments (i)		5,807	-	5,807
		5,807	147,040	152,847
Liabilities
Other financial instruments	10 (a)	-	63,057	63,057
Loans and financings designated at fair value (ii)		-	91,498	91,498
		-	154,555	154,555

				December 31, 2023
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investment in equity instruments (i)		5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	10 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financing are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

10	Other financial instruments
(a)	Composition

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL	September 30, 2024
Current assets	19,617	-	-	19,617
Non-current assets	1	-	-	1
Current liabilities	(18,824)	(6,816)	(399)	(26,039)
Non-current liabilities	(225)	(34,250)	(2,543)	(37,018)
Other financial instruments, net	569	(41,066)	(2,942)	(43,439)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL	December 31, 2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)
28 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Derivative financial instruments: Fair value by strategy

bookmark

			September 30, 2024		December 31, 2023
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	249,616	(1,106)	209,951	(3,175)
			(1,106)		(3,175)
Sales of zinc at a fixed price
Zinc forward	ton	8,261	2,040	7,233	1,026
			2,040		1,026
Interest rate risk
IPCA vs. CDI	BRL	100,000	(365)	100,000	(451)
			(365)		(451)

			569		(2,600)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(30,219)	23,145	1,090	-	1,453	(6,600)
Sales of zinc at a fixed price	-	3,809	-	-	-	2,795
Interest rate risk – IPCA vs. CDI	-	-	-	7	-	(79)
Interest rate risk – EUR vs. CDI	-	-	-	1,267	-	1,267
September 30, 2024	(30,219)	26,954	1,090	1,274	1,453	(2,617)

September 30, 2023	16,186	(2,090)	(1,486)	(434)	2,472	15,487

(d)	Energy forward contracts

			Notional	Notional
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Balance at the beginning of the period	(16,064)	-	(16,064)	-
Changes in fair value	11,827	(7,429)	-	-
Foreign exchanges effects	1,295	44	-	-
Energy forward contracts (Megawatts)	-	-	519,807	271,489
Balance at the end of the period	(2,942)	(7,385)	503,743	271,489

bookmark

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

	September 30, 2024	September 30, 2023	Notional September 30, 2024	Notional September 30, 2023
Balance at the beginning of the period	(19,565)	(21,833)	27,562	30,810
Changes in fair value	(23,971)	1,013	-	-
Deliveries of copper concentrates (i)	-	-	(4,067)	(2,071)
Price cap realized (ii)	2,470	-	-	-
Balance at the end of the period	(41,066)	(20,820)	23,495	28,739

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for 5 years. In July 2023, the contract was amended, including provisions for additional deliveries and time extension until Nexa fulfills the delivery of the originally agreed-upon volumes. The transaction price is the lower of current market prices or a price cap, from the most updated schedule of copper concentrates deliveries. In June 2023, the Company began deliveries of copper concentrates concerning the offtake agreement mentioned above.

(ii) During 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for these sales, and the revenue recognition according to its fair values.

29 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

11	Inventory

(a)	Composition

bookmark

	September 30, 2024	December 31, 2023
Finished products	116,231	97,396
Semi-finished products (i)	119,641	90,220
Raw materials (ii)	86,680	69,439
Auxiliary materials and consumables	119,004	121,126
Inventory provisions	(46,869)	(38,510)
	394,687	339,671

(i) Semi-finished product increase in the nine-months period ended September 30, 2024, mainly due to the better production performance of toasters with a significant increase in the Calcina and Zinc Calcina products.

(ii) Raw materials increased in the nine-months period ended September 30, 2024, mainly due to higher volumes and prices of zinc concentrates purchased from third parties to supply the Company's smelting segment.

30 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment
(a)	Changes in the nine months ended on September 30

							September 30,	September 30,
							2024	2023
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total	Total
Balance at the beginning of the period
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536	5,135,969
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)	(2,840,694)
Balance at the beginning of the period	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614	2,295,275
Additions	-	590	191,211	842	-	83	192,726	199,350
Disposals and write-offs	(12)	(2,164)	(4,751)	-	(132)	(53)	(7,112)	(1,372)
Depreciation	(73,515)	(85,348)	-	(4,007)	(626)	(977)	(164,473)	(158,626)
Impairment (loss) reversal of long-lived assets - note 18	12,147	3,756	1,378	1,495	(54,176)	467	(34,933)	(59,070)
Classified as assets held for sale – note 1 (b)	(2,990)	(4,265)	(290)	(1,377)	(4,150)	(381)	(13,453)	-
Foreign exchange effects	(82,630)	(67,895)	(19,927)	(7,871)	(1,419)	(2,241)	(181,983)	63,421
Transfers	172,773	81,726	(255,682)	-	30	286	(867)	(608)
Remeasurement	-	-	-	(2,480)	-	-	(2,480)	(1,457)
Balance at the end of the period	940,139	774,820	357,379	66,963	61,287	25,451	2,226,039	2,336,913
Cost	1,733,575	2,820,427	418,043	195,517	164,102	38,361	5,370,025	5,402,871
Accumulated depreciation and impairment	(793,436)	(2,045,607)	(60,664)	(128,554)	(102,815)	(12,910)	(3,143,986)	(3,065,958)
Balance at the end of the period	940,139	774,820	357,379	66,963	61,287	25,451	2,226,039	2,336,913

Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

31 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the nine months ended on September 30
				September 30,	September 30,
				2024	2023
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	630,787	1,859,147	53,865	2,543,799	2,532,169
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)	(1,515,242)
Balance at the beginning of the period	307,112	579,551	22,616	909,279	1,016,927
Additions	86	-	4,834	4,920	1,506
Disposals and write-offs	-	(226)	(116)	(342)	-
Amortization	-	(50,142)	(1,877)	(52,019)	(54,275)
Impairment reversal (loss) of long-lived assets – note 18	-	9,534	-	9,534	(27)
Foreign exchange effects	(915)	(7,478)	(2,442)	(10,835)	2,062
Transfers	-	(267)	1,134	867	723
Balance at the end of the period	306,283	530,972	24,149	861,404	966,916
Cost	318,434	1,850,082	54,377	2,222,893	2,537,124
Accumulated amortization and impairment	(12,151)	(1,319,110)	(30,228)	(1,361,489)	(1,570,208)
Balance at the end of the period	306,283	530,972	24,149	861,404	966,916

Average annual depreciation rates %	-	UoP	-

14	Right-of-use assets and lease liabilities
(a)	Right-of-use assets - Changes in the nine months ended on September 30

					September 30, 2024	September 30, 2023
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	16,327	75,632	1,064	18,539	111,562	55,608
Accumulated amortization	(3,969)	(23,832)	(697)	(8,246)	(36,744)	(28,610)
Balance at the beginning of the year	12,358	51,800	367	10,293	74,818	26,998
New contracts	(6)	12,761	37	4,212	17,004	58,117
Disposals and write-offs	(694)	-	-	(1,908)	(2,602)	(6,500)
Amortization	(789)	(12,803)	(198)	(3,279)	(17,069)	(10,601)
Remeasurement	(388)	532	-	-	144	78
Transfers	-	-	-	-	-	(115)
Foreign exchange effects	(1,040)	(5,057)	(21)	(1,130)	(7,248)	589
Balance at the end of the year	9,441	47,233	185	8,188	65,047	68,566
Cost	13,822	80,999	1,012	16,908	112,741	99,871
Accumulated amortization	(4,381)	(33,766)	(827)	(8,720)	(47,694)	(31,305)
Balance at the end of the year	9,441	47,233	185	8,188	65,047	68,566

Average annual amortization rates %	31	34	33	34

32 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Lease liabilities - Changes in the nine months ended on September 30

	September 30,	September 30,
	2024	2023
Balance at the beginning of the period (i)	77,405	27,205
New contracts	17,004	58,117
Disposals and write-offs	(2,650)	(6,790)
Payments of lease liabilities	(15,518)	(9,000)
Interest paid on lease liabilities	(6,012)	(3,828)
Remeasurement	144	78
Accrued interest– note 7	6,541	3,964
Foreign exchange effects	(5,889)	801
Balance at the end of the period	71,025	70,547
Current liabilities	25,983	18,976
Non-current liabilities	45,042	51,571

(i) Balances at the beginning of the period were revised as informed in note 3.1.

15	Loans and financings
(a)	Composition

					Total		Fair value
				September 30, 2024	December 31,2023	September 30, 2024	December 31,2023
Type	Average interest rate	Current	Non- current	Total	Total	Total	Total
Eurobonds –USD	Pre-USD 6.43%	26,710	1,210,088	1,236,798	1,212,554	1,290,397	1,207,918
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.84%	24,820	180,725	205,545	208,947	195,006	187,796
Export credit notes	CDI 134.20% SOFR TERM + 2.50% SOFR + 2.40%	47,363	180,897	228,260	237,862	227,332	237,791
Debentures	CDI+ 1,50%	6,895	118,466	125,361	-	117,669	-
Other		4,140	63,240	67,380	66,203	64,453	64,497
		109,928	1,753,416	1,863,344	1,725,566	1,894,857	1,698,002
Current portion of long-term loans and financings (principal)		68,406
Interest on loans and financings	41,522

bookmark

(b)	Loans and financing transactions during the nine-month period ended September 30, 2024

In March 2024, Nexa Recursos Minerais (Nexa BR) entered into a Note agreement in the total principal amount of EUR 27,917 (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a., maturing in June 2024. Additionally, a global derivative contract was established to swap the currency fluctuation of the euro to hedge this loan operation, with a notional value of EUR 27,917, maturing on June 3, 2024, and a coverage percentage of 100% at a cost of CDI (Interbank Certificate of Deposit) + 0.90%. Both contracts were classified as fair value through profit or loss. On June 3, 2024, the Note Agreement was settled in cash, with a total payment of USD 30,683 (EUR 28,234), comprised of USD 30,244 of principal and USD 360 of interest expenses, including USD 79 of exchange variation.

On April 2, 2024, Nexa BR concluded a debenture issuance in the amount of BRL 650,000 (approximately USD 130,099), with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments. The debenture was issued under the "Private Instrument of Indenture of the 1st (First) Issuance of Simple Debentures” and submitted for registration with the Brazilian Securities Commission ("CVM") under the automatic distribution registration procedure, pursuant to CVM Resolution 160. The Debenture is characterized as “ESG-linked debentures”, as the Company will have an option of redemption or amortization premium in case it meets certain agreed upon ESG goals.

33 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

Early redemption of the full notes or anticipated amortization options will be available from April 1, 2026, subject to an annually decreasing payment of a premium. This premium could be reduced if Nexa meets the annual 2025-2028 greenhouse gas emission reduction targets outlined in Nexa’s ESG goals framework.

On April 9, 2024, the Company concluded a bond offering in the amount of USD 600,000, for a period of 10 years, at an interest rate of 6.75% per year, and used the proceeds to repurchase part of its 2027 and 2028 notes in a concurrent tender offer.

On June 12, 2024, Nexa BR drew from BNDES (Brazilian national bank for economic and social development) an ESG credit line linked to the continuous improvement of the Company's environmental and social indicators, in the amount of BRL 200,000 (approximately USD 40,030), maturing in March 2032. The amortization will occur in 72 consecutive installments after a 2-year grace period provided in the contract, at an annual cost of IPCA plus 5.41% p.a., and a spread rate of 1.84%. After the 2-year grace period, the spread rate of 1.84% can be reduced to 1.44% if ESG goals are met, otherwise, the rate is increased to 2.84%.

(c)	Bonds repurchase

On April 10, 2024, the Company repurchased USD 484,504 of its 2027 Notes, or 69.2% of the total outstanding principal amount. In connection with the 2027 tender, the Company paid USD 11,285 in accrued interest, with a total disbursement of USD 495,789. Additionally, related to this transaction, the Company amortized the proportional portion of debt issue costs in the amount of USD 2,605.

On April 15, 2024, concluding the Tender Offer, the Company repurchased a portion of its 2028 Notes, in the amount of USD 99,499, or 19.9% of the total outstanding principal amount. Along with this repurchase, the Company paid USD 1,563 in accrued interest and a premium of USD 1,989, totaling a disbursement of USD 103,051. Furthermore, on the transaction date, the Company also amortized the proportional portion of debt issue costs in the amount of USD 743.

For the nine-month period ended September 2024, Nexa had a total expense of USD 7,069 regarding bond repurchases (including USD 1,732 in agent fees). Following these transactions, the remaining outstanding principal amounts are USD 215,496 for the 2027 Notes and USD 400,501 for the 2028 Notes.

(d)	Changes in the nine months ended on September 30

	September 30, 2024	September 30, 2023
Balance at the beginning of the period	1,725,566	1,669,259
New loans and financings- note 1 (a)	798,147	60
Debt issue costs	(7,553)	-
Interest accrual	97,324	85,083
Amortization of debt issue costs	5,420	1,765
Changes in fair value of loans and financings - note 7	2,703	511
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	1,294	(220)
Debt modification gain - note 15 (f)	(3,142)	-
Payments of loans and financings	(634,570)	(20,020)
Foreign exchange effects	(38,371)	14,351
Interest paid on loans and financings	(83,474)	(88,462)
Balance at the end of the period	1,863,344	1,662,327

34 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(e)	Maturity profile
							September 30, 2024
	2024	2025	2026	2027	2028	As from 2029	Total
Eurobonds – USD (i)	23,311	2,758	(2,609)	216,328	399,896	597,114	1,236,798
BNDES	6,534	24,382	26,096	18,997	18,997	110,539	205,545
Export credit notes	631	46,617	(470)	89,524	(479)	92,437	228,260
Debentures	7,035	(187)	(187)	(187)	(187)	119,074	125,361
Other	3,208	1,241	2,155	2,155	52,155	6,466	67,380
	40,719	74,811	24,985	326,817	470,382	925,630	1,863,344

(i) The negative balances refer to related funding costs (fee) amortization.

(f)	Export Credit Note rollover

In March 2024, the Company renegotiated a term loan with a principal amount of USD 90,000, maturing in October 2024, and with a cost based on the three-month term SOFR (“Secured Overnight Financing Rate”) plus 1.80% p.a. The renegotiated debt with the same counterparty has a maturity of February 2029 and a cost of three-month term SOFR plus 2.40% p.a. This transaction has been accounted for as debt modification, and a gain of USD 3,142 was recognized as finance income.

(g)	Guarantees and covenants

The Company has loans and financing that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the year ended on September 30, 2024.

As of September 30, 2024, the Company was in compliance with all its financial covenants, as well as other qualitative covenants.

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the nine months ended on September 30
				September 30,	September 30,
				2024	2023
	Asset retirement obligations	Environmental obligations	Other restoration obligations (iii)	Total	Total
Balance at the beginning of the period	253,533	54,265	7,121	314,919	266,319
Additions (ii)	19,853	1,106	-	20,959	2,597
Reversals	-	(32)	-	(32)	-
Payments	(7,860)	(2,727)	-	(10,587)	(7,683)
Classified as liabilities associated with assets held for sale – note 1 (b)	(23,579)	(12)	-	(23,591)	-
Divestment - write-off – note 1 (b)	(14,206)	(164)		(14,370)	-
Foreign exchange effects	(13,721)	(6,058)	(848)	(20,627)	5,884
Interest accrual - note 7	17,466	2,605	387	20,458	19,871
Remeasurement - discount rate (i) / (ii)	(104)	(1,268)	1,022	(350)	(5,259)
Balance at the end of the period	231,382	47,715	7,682	286,779	281,729
Current liabilities	40,023	12,661	3,015	55,699	36,281
Non-current liabilities	191,359	35,054	4,667	231,080	245,448

(i) As of September 30, 2024, the credit risk-adjusted rate used for Peru was between 7.42% and 10,57% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 6.45% and 7.83% (December 31, 2023: 6.94% and 11.11%). As of September 30, 2023, the credit risk-adjusted rate used for Peru was between 12.75% and 13.76% (December 31, 2022: 10.92% and 12.04%) and for Brazil was between 7.85% and 9.18% (December 31, 2022: 8.22% and 8.61%).

35 of 39

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(ii) The change observed for the period ended September 30, 2024, was mainly due to an “out of period” adjustment of USD 13,416 in the asset retirement obligation related to old and non-operational structures in the Peruvian subsidiaries, which were not identified in previous years and therefore were not recognized by the Company. Additionally, there were changes in the timing of expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their dam obligations, asset retirement and environmental obligations studies, along with an increase in the discount rate, as described above. As a result, as of September 30, 2024, the Company’s asset retirement obligations for operational assets decreased by USD 1,638 (September 30, 2023: decrease of USD 1,457) as shown in note 12. The Company also recognized an expense of USD 23,840 (September 30, 2023: gain of USD 1,205), as shown in note 6.

(iii) The Company has been conducting engineering studies to confirm the construction method of some inactive industrial waste containment structures that have been closed for more than 20 years. None of them contain mining tailings, water or liquid waste. Based on the results of the conceptual engineering studies, the Company has reserved amounts related to estimated costs of anticipated additional restoration obligations in relation to these closed facilities.

17	Long-term commitments
(a)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, on February 8, 2024, the Peruvian Government accepted the company's request to postpone the deadline for the Accreditable Investment Commitment under the Magistral Transfer Contract from September 2024 to August 2028. As of September 30, 2024, the unexecuted Accreditable Investment Commitment was USD 323,000, and if not completed by August 2028, the potential penalty exposure could be USD 97,029.

In December 2021, Nexa submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the approval process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) raised unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

Nexa is currently addressing this situation with the relevant authorities and expects to receive a response in the coming months.

(b)	Environmental Guarantee for Dams

On December 30, 2023, the Decree 48,747 of 2023 of Minas Gerais State was published, which regulates the need for an environmental guarantee, provided for in Law 23,291 of February 25, 2019, the State Policy for Dam Safety, to guarantee environmental recovery in the event of an accident or deactivation of the dams. According to the Decree, the environmental guarantee is applicable to all dams that present the characteristics established by the law. The Company estimates a guarantee need of approximately USD 21,293 (BRL 116,008) for all structures in the state of Minas Gerais. This amount was calculated based on a methodology specified by the Decree itself, which takes into account the reservoir area, a cost factor related to the decommissioning of dams, considerations about the risk classification of the dam, and inflation for the period.

During the second quarter, the Decree was amended, among others, to modify the deadline for the mining companies to submit to the environmental agency of the state of Minas Gerais a proposal of which type(s) of guarantee method(s) it will offer. In compliance with the established deadline, the Company confirmed in September that it will utilize a bank guarantee. The Company also expects to contract 50% of the chosen guarantee by December 31, 2024, 25% by December 31, 2025, and 25% by the end of 2026, according to the schedule established by the Decree.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

18	Impairment of long-lived assets

Impairment test analysis

Throughout 2024, the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed.

Goodwill assessment

As of September 30, 2024, Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated including Mining Peru group of CGUs (Composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora in accordance with the assumptions and projections outlined in the Company’s strategic planning process. As a result, no impairment was identified.

Peruvian CGU

The Company identified indicators of reversal, primarily driven by the increase of short-term and long-term metal prices. As a result, an impairment reversal for USD 22,206 was recognized at the CGU Cerro Pasco.

Magistral Project assessment

Because of the rejection of the Company’s MEIA described in Note 17 (a), in June 2024, the Magistral Project was tested for impairment resulting in a loss of USD 58,435, recognized in profit or loss. This impairment was determined using the fair value less cost of disposal (FVLCD) recoverable amount, based on market past transaction multiples (amount paid per ton of minerals for projects in similar stages).

Pukaqaqa Project assessment

In the second quarter of 2024, Nexa´s management analyzed alternatives for the sale of Pukaqaqa mining project, part of Nexa Peru´s portfolio and in the third quarter of 2024 the Company signed a purchase and sale agreement to sell Compañía Minera Cerro Colorado S.A.C. owner of the greenfield Pukaqaqa Project. This triggered an impairment assessment as the project’s assets had been fully impaired based on the 2022 impairment evaluation.

The Company considered the most recent negotiation with the third-party to calculate the fair value less cost of disposal, considering the sales price and other obligations defined in the offer. As of September 30, 2024, the impairment assessment resulted in the recognition of an impairment reversal of USD 3,978.

Compañía Minera Shalipayco S.A.C.

In June 2024, Compañía Minera Shalipayco S.A.C. (the joint operation between Nexa and PAS) decided not to renew the rights for the mining concessions of the Shalipayco project. As a result of this decision, it was agreed to commence the dissolution process of said Company after unsuccessful attempts to find a potential buyer. This investment project in Nexa Peru was impaired in 2022 as part of Nexa’s portfolio review. Consequently, no further material adjustment has been recognized in the nine-month period ended on September 30, 2024.

Morro Agudo CGU

In the first quarter of 2024, Nexa received a binding sale offer from a third party for Morro Agudo CGU. The sale transaction was completed on July 1, 2024 (as further described in Note 1 (b)), and the Company recorded an impairment reversal of USD 10,291 for the nine-month period ended on September 30, 2024.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

Aripuanã CGU

The Company tested Aripuanã CGU after identifying impairment indicators related to (i) a devaluation of the exchange rate of BRL/USD; and (ii) an increase in operational costs for Aripuanã. No impairment was identified after the impairment assessment.

Impairment test summary

In summary, for the nine-month period ended September 30, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2024	2023
Magistral Project	(58,435)	-
Cerro Pasco CGU	22,206	-
Morro Agudo	10,291	(57,702)
Pukaqaqa Project	3,978	-
Others individual assets	(3,439)	(1,395)
Total	(25,399)	(59,097)

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate, exchange rate considering Brazilian real (BRL), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. Part of these assumptions are summarized below:

	2024	2023
Long-term zinc price (USD/t)	2,930	2,800
Discount rate (Peru)	7.08%	7.22%
Discount rate (Brazil)	7.64%	8.02%
Exchange rate (BRL x USD)	5.66	4.84
Brownfield projects - LOM (Years)	From 3 to 25	From 4 to 21

(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the gain was allocated on a pro rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	223,788	12,400	236,188
Intangible assets	176,967	9,806	186,773
Other net liabilities	(114,152)	-	(114,152)
	286,603	22,206	308,809

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,784 per ton compared to management´s estimation as of September 30, 2024, would have resulted in an impairment loss of USD 39,292 (or an impairment loss addition of USD 61,498). Also, an increase of 5% in the discount rate compared to management´s estimation, would have resulted in an impairment reversal of USD 14,932 (or a decrease in the impairment reversal of USD 7,274).

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Sensitivity analysis – Tested CGUs and Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change for the assessed CGU recoverable amount, which was not impaired, to be equal to it carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD
		Change	Price	Change	Rate	Change	Price
Juiz de fora	146,341	(23.33%)	2,246	71.13%	13.08%	(13.00%)	4.92
Cajamarquilla	681,438	(20.01%)	2,344	94.42%	13.77%	-	-
Cerro Lindo	269,150	(24.81%)	2,203	169.19%	19.07%	-	-
Mining Peru	82,740	(7.43%)	2,712	38.35%	9.80%	-	-
Aripuanã	305,093	(15.43%)	2,478	56.34%	11.95%	(13.88%)	4.87

19	Events after the reporting period

On October 18, 2024, the Board of Directors of Nexa Atacocha (an indirect subsidiary of the Company) convened a General Shareholders' Meeting for November 18, 2024, to approve a capital increase of up to USD 37,000 in cash to fund the development of the Cerro Pasco Integration Project.

*.*.*

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